Sit Investment Associates
Sit Mutual Funds

Sit Small Cap Dividend Growth Fund

SSCDX, SDFSX

Looking for dividends with a small cap twist? Check out the Sit Small Cap Dividend Growth Fund's April 30, 2024, Morningstar percentile rankings (below) or the most recent fact sheet.

Sit Small Cap Dividend Growth Fund (SSCDX) Morningstar Rankings

Morningstar Category: Small Blend

	Year-to-date	1 Year	3 Years	5 Years
Percentile Rank in Class	3rd	14th	26th	19th
# of Funds in Class	614	605	581	549

For more information, please reach out to us.

Keith McFadyen
Director - Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director - Investment Advisory
(312) 550-5809
fcm@sitinvest.com

Fund Objective and Strategy

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

Risks specific to Sit Small Cap Dividend Growth Fund

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

DOWNLOAD THE FACT SHEET

Sit Investment Associates
Sit Mutual Funds

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com